Exhibit 99.1

SIGMA LITHIUM ANNOUNCES COMPLETION OF

CRUSHING CIRCUIT AND PUMP WATER SYSTEM

COMMISSIONING, REMAINS ON TRACK FOR PRODUCTION IN

APRIL, STARTS DETAILED ENGINEERING FOR PLANT

EXPANSION FROM 270,000 tpa TO 760,000 tpa

HIGHLIGHTS OF GREENTECH PLANT COMMISSIONING

•	Concluded the crushing circuit (“dry module”) commissioning successfully by producing a continuous sequential batch of crushed lithium material.

o	Timeline on schedule as announced on December 20, 2022 and on January 23, 2023 at the start of commissioning the dense medium separation circuit (“DMS”) of the production plant (the “Greentech Plant”).

o	Lithium material crushing footage can be viewed at HERE and HERE.

•	Sigma Lithium also concluded the commissioning of the system that will pump water from Rio Jequitinhonha 6km away to the sewage treatment plant to clean the water of its solid residues, making it suitable for the Greentech Plant.

o	Timeline on schedule as announced on December 20, 2022 and on January 23, 2023.

•	Commissioning of the Greentech Plant continues ahead of schedule and on budget.

•	The Company remains on track to commence commercial production in April 2023, and expects to start generating cash flow in the second quarter of this year, producing battery grade high purity environmentally and socially sustainable lithium concentrate (“Battery Grade Sustainable Lithium”).

HIGHLIGHTS OF GREENTECH PLANT CAPACITY EXPANSION (PHASES 2 & 3)

•	Sigma Lithium also announces the commencement of detailed engineering and Capex FEL-3 costing of the Greentech Plant expansion from 270,000 tpa to 766,000 tpa of Battery Grade Sustainable Lithium.

VANCOUVER, CANADA – (February 13, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with Battery Grade Sustainable Lithium, today announced the production of continuous sequential batches of crushed lithium material and completion of commissioning of its crushing circuit of the Greentech Plant, on schedule and in line with guidance provided previously on December 20, 2022 and on January 23, 2023.

Additionally, the Company is pleased to announce the commencement of Greentech Plant expansion (Phase 2 & 3) detailed engineering and capital expenditure costing at FEL-3 precision by obtaining firm quotes from suppliers. The Greentech Plant expansion is expected to increase run-rate production from 270,000 tpa to 766,000 tpa of Battery Grade Sustainable Lithium.

“Reaching this critical milestone of concluding commissioning of the crushing module of the Greentech Plant is a tremendous achievement of our execution team. What drives us at Sigma Lithium is the larger purpose to leave a legacy of prosperity at Vale do Jequitinhonha in Brazil. We are inserting Brazil in the global battery materials supply chain through the front door, producing an environmentally and socially sustainable lithium that will be building the next generation of electric vehicles with materials produced with the same ethos of its customers” said Ana Cabral-Gardner, Sigma Lithium CEO and Co-Chair.

| 1

“Our community, neighbours and the municipalities at Vale do Jequitinhonha have been our stalwart supporters since inception. The Minas Gerais Government and the Federal Government have been driving progress in the country and the state by creating a modern regulatory environment for lithium and for environmental licensing, comparable to the best countries in the industry such as Australia. As a result, more than seven new lithium exploration publicly traded companies, adhering to Australian or Canadian high standards of governance have been established in the region last year, mentioning Sigma Lithium as their beacon. Ushering a new era for Vale do Jequitinhonha and transforming it into the Vale of Lithium”. She adds.

Refer to Figures 1 to 2 for pictures showing crushing circuit commissioning progress.

Figure 1: Crushing Circuit fed with Lithium Material	Figure 2: Ore Bin fed with Crushed Lithium Material

QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., a member of the technical committee of the Company, is the “qualified person” under NI 43-101 who reviewed and approved the other technical information included in this news release.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently commissioning its wholly owned Grota do Cirilo Project in Brazil. Phase 1 of the project is to produce 270,000 tonnes annually (36,700 LCE annually). If it is determined to proceed, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually) of battery grade sustainable lithium concentrate in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Company’s technical report titled “Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated October 31st, 2022, which is filed on SEDAR and is also available on the Company’s website.

| 2

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (647) 706-1087
jamie.flegg@sigmaca.com

James Neal-Ellis, Vice President, Corporate Development & Investor Relations

(Toronto) +1 (416) 219-6475
james.nealellis@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company; timing for the commencement of commercial production, expectations as to the commencement of cash flow, operational status of the Greentech Plant and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in Brazil; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues in the course of final commissioning or in respect of the Greentech Plant. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

| 3